

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 26, 2016

<u>Via Email</u>
Greg McKinney
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, Arkansas 72223

> **Re:** **Bank of the Ozarks**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 000-22759**

Dear Mr. McKinney:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Marc Thomas
>
> Marc Thomas
> Senior Staff Accountant
> Office of Financial Services